

December 1, 2010

Jesse Keller
Chief Executive Officer
Appiphany Technologies Holdings Corp.
403 – 1630 Pandosy St.
Kelowna, BC, Canada V1Y 1P7

   Re: **Appiphany Technologies Holdings Corp.**
     Registration Statement on Form S-1
     Filed November 4, 2010
     File No. 333-167453

Dear Mr. Keller:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please delete the table on the cover page. The information in the table is provided textually in preceding portions of the cover page. Redundant information on the cover page is not appropriate.

2. Delete the reference to the exemption from broker-dealer registration that the officers and directors intend to rely upon from the cover page. That information is not key to potential investors and need not be referenced in the portions of the filing that are subject to Rule 421(d). Also, delete the portions of the fourth paragraph that provide the prospectus delivery legend applicable to dealers from the cover page. The legend required by Item 502(b) of Regulation S-K that is provided as the last paragraph of the cover page should be set forth on the inside front cover page of the prospectus.

Prospectus Summary, page 7

3.　　In the third paragraph of the "overview" subsection on page 7, please describe the status of the third party applications that you reference in the preceding paragraph. Indicate whether any of the applications have been developed and inform stockholders of the page number of the prospectus where a reasonably detailed description of the status of your proposed product offerings is provided. If you have not developed products that you are currently able to commercially market, investors should be so informed near the beginning of the summary.

4.　　With respect to the fourth paragraph of The Company Overview on page 7, please concisely summarize the executive's technical background and in your response letter provide supporting analysis for your view that the description of that background is appropriately described as "extensive." Additionally, concisely explain the nature of the unique understanding of resource management that is attributed to Mr. Klippenstein.

Risk Factors, page 9

General

5.　　To the extent that there are risks associated with conducting the primary and secondary offerings concurrently or in proximity, your risk factors section should discuss any potential negative impact in connection with the concurrent offering.

6.　　Please tell us what consideration you gave to including a risk factor disclosing that Messrs. Keller and Klippenstein will only be devoting "up to" 20 hours per week to your operations.

Risks Related to Our Business

General

7.　　Throughout this section you include references to "our software", "our products", "our existing products", "our apps" and use similar language that suggests you have fully developed and commercially marketable software, products and apps. However, the business section at pages 19-20 fails to contain a reasonably detailed description of your developed products or applications, nor is a reasonably detailed description of the status of any proposed products or applications provided. Please revise throughout the prospectus, so that the document provides a reasonably detailed overview of the status of current and proposed items that would be offered to generate revenues. To the extent product development and production process development is required before you can offer products in commercial quantities, please clearly and prominently so indicate.

"The scope of our business is currently limited to customers using Apps …," page 10

8.   Please reconcile your statement that you "intend" to become a diversified technologies company with your statement on page 7 that you "are" a diversified technologies company.

Risks Relating to the Common Stock

"As a public company, we will incur substantial expenses …," page 13

9.   It appears that following the effectiveness of your registration statement the company will be subject to the requirements of Section 15(d) of the Securities Exchange Act and that it will not have a class of securities registered under Section 12 of that legislation. Please advise and, as applicable, expand this risk factor to inform investors how the periodic reporting to which you would be subject as a Section 15(d) issuer is more limited than the reporting imposed on an issuer of securities registered under Section 12.

10.   The use of proceeds disclosure is based on the assumption that you will sell all of the shares offered pursuant to the registration statement. Please expand this disclosure to indicate how the use of proceeds may change depending on the number of shares sold in the offering. Refer to Instruction 1 to Item 504 of Regulation S-K. In this regard, disclose how you intend to allocate the remaining funds assuming only 10%, 25% or 50% of the shares are sold. In addition, provide a more detailed discussion of the extent to which you will be able to implement your business plan; describe the individual stages of such plan; and discuss the stages that you will be able to complete if only 10%, 25% or 50% of the shares are sold.

Plan of Distribution, Terms of the Offering, page 15

11.   Please file as an exhibit the subscription agreement that investors will be required to sign. We note that you refer to "rejection" of subscriptions in circumstances you do not describe. Tell us whether there are conditions that must be met for the subscriptions to be accepted and consider whether disclosure is appropriate in that respect.

Dilution, page 17

12.   Please revise to provide dilution information as of the most recent balance sheet date included in the registration statement or tell us why you believe providing such information as of September 20, 2010 is more appropriate. Also, tell us why you refer to 1,500,000 shares in your dilution discussion. In addition, revise to include dilution information assuming 10%, 25%, and 50% of the shares are sold in this offering.

Description of Property, page 17

13.   As material, please file your lease agreement as an exhibit or advise. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Description of Our Business, page 19

General

14.   You state that you are an early stage company. Expand your disclosure in the summary and
        in this section to provide enhanced disclosure of the status of your development. See Item
        101(h)(4)(iii) of Regulation S-K. Clarify what remains to be accomplished in order for your
        company to generate revenues. Provide a detailed description of the actions and timing of
        your planned operations over the next 12 months. Explain how long it will take to complete
        development of your products and services, when you expect to begin marketing your
        products and services, and when you expect to begin generating revenue.

Licensing, page 19

15.   Please revise this section to include a complete description of the material terms of your
        license agreement with Apple. Please ensure that you summarize the material rights and
        obligations of the company under this agreement. Refer to Item 101(h)(4)(vii) of
        Regulation S-K.

Management Discussion and Analysis, page 21

General

16.   Consider creating an overview section to identify the factors that your company's
        executives focus on in evaluating the financial condition and operating performance of your
        business. In addition, although we note your disclosures under Risk Factors regarding the
        material operations, risks and challenges facing your company, you should expand your
        disclosure in Management's Discussion and Analysis to address how management is
        dealing with these issues. Refer to Release 33-8350 on our website at www.sec.gov.

Results of Operations, page 21

17.   Please tell us the status of your product development. To the extent you have not yet fully
        developed any products then revise to clearly indicate as such. In addition, revise your
        results of operations discussion to include a more detailed description of the actions and
        timing of your planned operations over the next 12 months toward the development,
        completion and execution of your business plan. Explain how long it will take to complete
        development and marketing of your products, when you expect to begin offering your
        products and services and when you expect to begin generating revenues from such
        products and services.

18.   Explain further your reference to advertising revenues and how such revenues fit into your
        business plan as currently discussed. In this regard, your disclosures on page 19 indicate
        that your target customers are consumers wishing to purchase "Apps" for their Apple
        products and third-party commercial business wishing to develop "Apps" for resale. Please
        revise your disclosures throughout to discuss clearly how you intend to generate revenues

from your planned operations (i.e. through the sale of "Apps" or through the sale of advertising services).

Liquidity and Capital Resources, page 21

19.   Your estimate for expenses over the next twelve months appears to be different than your anticipated use of proceeds set forth on page 15. Please reconcile your disclosure or advise.

20.   We note from your disclosures on page 9 and 15 that the company believes current cash and cash equivalents, anticipated cash flows from operations and the net proceeds from this offering will only be sufficient to meet anticipated cash needs for the next eight to ten months. Revise your liquidity and capital resources discussion to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources, assuming the sale of 10%, 25%, 50% and 100% of the securities in this offering.

21.   Tell us whether you intend to use any of the offering proceeds to repay the outstanding notes payable or related party obligations. If so, please revise your disclosure (both here and in your use of proceeds discussion) to indicate as such. If not, then revise your disclosures to indicate how and when you anticipate repaying these obligations.

Directors, Executive Officers, Promoters and Control Persons, page 23

General

22.   Please be advised of the recent adoption of SEC Release No. 33-9089, Proxy Disclosure Enhancements, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf, which in part is applicable to your registration statement. In this regard, please provide the information required by Item 401(e) of Regulation S-K.

23.   Revise your filing to include the full five years of business experience for Mr. Keller, including his principal occupations and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401 of Regulation S-K.

24.   On page 19 you state that Mr. Keller has an extensive technical background and is well known for his strategic business planning. Please provide support for the statement that he is "well known for his strategic business planning." Further, as it appears Mr. Keller's background is in sales and marketing, please tell us how you determined he has an "extensive technical background."

25.   Please clarify whether any of your officers and directors has experience in developing third party applications or in developing, debugging or distributing commercial or in-house "Apps" for the iPhone, iPod Touch or the iPad. If not, please consider including appropriate risk factor disclosure.

Executive Compensation, page 24

General

26.   You indicate that Messrs. Keller and Klippenstein will be devoting up to 20 hours a week of their time to your operations. Clarify the minimum time that each of them intend to provide to the company. Please revise to discuss the other projects that currently occupy Messrs. Keller and Klippenstein's time. Also, to the extent known, disclose how much time Messrs. Keller and Klippenstein have agreed to commit to the business once the company is able to provide management salaries.

Certain Relationships and Related Transactions, page 26

27.   We note your statement that a majority of the cash requirements of the company prior to April 30, 2010 were financed by related parties. In your response letter and with a view to disclosure please tell us the nature of the relationship with each of the lenders. Please tell us whether you have included in this section all the information required by Item 404 of Regulation S-K. In this regard, we note your statements on page F-10, F-19 and F-28 that you are indebted to certain members of your management. In addition, please tell us what agreements were used by the company to secure financing from related parties and whether these agreements, if any, should be filed in answer to Item 601(b)(10)(ii)(A) of Regulation S-K. We note that one of the lenders, Mr. Garth Roy, is the holder of more than five percent of the outstanding shares.

Where You Can Find More Information, page 27

28.   The text under this heading refers to proxy and information statements. However, you have not filed a Form 10 or Form 8-A and it does not appear that you will be subject to Section 14 of the Securities Exchange Act. Please advise in this regard and revise your disclosure, as applicable.

Financial Statements

29.   We note that as previously requested by the Staff, you provided audited financial statements for Appiphany Technologies Corp. ("ATC") and pro forma financial information for the ATC acquisition in the Form S-1/A filed on November 4, 2010. However, we further note from your current disclosures that the acquisition of ATC involved entities under common control, which you accounted for as a recapitalization. Please explain and revise to disclose the nature of the common control interests in these two entities. To the extent that this transaction qualifies to be accounted for as a reorganization of entities under common control, such transaction should be retrospectively applied to the financial statements for all prior periods presented. In this regard, the audited financial statements for Appiphany Technologies Holdings Corp. shall be retrospectively adjusted to reflect the ATC acquisition as if it occurred at the beginning of the period (June 4, 2009), similar to a pooling of interests. Separate financial statements for ATC and pro forma financial information would no longer be necessary as this information should now be reflected in the

audited historical financial statements of the registrant. We refer you to ASC 805-50-45. In addition, please ensure the consent and the report of your independent registered public accounting firm refers to the correct entity and the correct audit periods.

Note 6. Subsequent Event, page F-29

30.	Revise the filing to disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

31.	We note your disclosures under Item 15 with regards to the various promissory notes issued in October 2010. Tell us how you considered including a discussion of such notes in your subsequent events footnote.

Resale Prospectus

Cover Page

32.	The first paragraph of the cover page indicates that the shares will be offered at the fixed price of $.05 per share. However disclosure in the third paragraph and elsewhere in the pages of the alternate prospectus suggests that the offering price for the selling shareholders will vary. For example, the reference to "ordinary broker transactions" and to "block trades" suggests pricing would be determined by market forces and could or will likely vary from the fixed price of $.05 per share. You also state that after inclusion in the OTCBB, at-market pricing would be used. Please revise to reconcile the inconsistencies in your disclosure both in the resale prospectus and in the descriptions of the resale offering in the primary offering prospectus.

Selling Securityholders

33.	For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by 463679 BC Ltd.

Plan of Distribution; Terms of the Offering

34.	We note that the selling shareholders may sell shares short and engage in related transactions. In your response letter, please describe the steps you have taken to ensure compliance by the selling shareholders with the requirements of Regulation M. See Rule 461(b)(7).

Part II

Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2

General

35.   We note your statements that the unregistered sales were made in reliance upon Regulation
        D, Regulation S or Section 4(2) of the Securities Act of 1933. For each transaction, please
        tell us the specific exemption relied upon, i.e., indicate whether it was Regulation D,
        Regulation S or Section 4(2). Ensure that the descriptive information regarding the
        description of the facts that support your conclusion that the exemption relied upon was
        available is tailored to each of the unregistered issuances.

Undertakings, page II-4

36.   Your registration statement omits the undertaking set forth in Item 512(a)(5)(ii) of
        Regulation S-K. Please advise or revise your filing.

Exhibit Index, II-7

37.   It is unclear from the legal opinion whether the registered shares have been, or when issued
        will be, validly issued, fully paid and non-assessable. Please revise the legal opinion or
        advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Act of 1933 and all
applicable Securities Act rules require. Since the company and its management are in possession of
all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
        effective, it does not foreclose the Commission from taking any action with respect to the
        filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments on the financial statements and related matters, please contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal